

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

Michael Stornant
Chief Financial Officer
Wolverine World Wide, Inc.
9341 Courtland Drive N.E.
Rockford, MI 49351

> **Re: Wolverine World Wide, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2022**
> **Response dated June 27, 2022**
> **File No. 001-06024**

Dear Mr. Stornant:

　　We have reviewed your June 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2022 letter.

Response Letter Dated June 27, 2022

Note 18. Business Segments, page 66

1.　　We note your response to our prior comment 3 and have the following additional comments:

- We note that the Monthly Internal Financial Statements which are provided to the CODM weekly, include brand information. Please specifically describe the type of brand information included in this report. We note from your response that the CODM generally did not use this brand information to allocate resources or evaluate performance. Please tell us if there are any times that he does use brand information to allocate resources or evaluate performance.

- We note from your response that Mr. Hoffman uses the brand information in the Monthly Internal Financial statements to assess and explain the performance of the operating segments and to make resource allocation decisions within the operating segments. Please explain to us the nature of the brand information used by Mr. Hoffman, how often he receives it and tell us how his use of this information differs from the use by the CODM. Also, please tell us if Mr. Hoffman holds regular meetings with the Brand Presidents/GMs and if so describe the frequency of these meetings and the nature of any financial information discussed during the meetings.

- We note that Mr. Hoffman also oversaw the Company's International Group and eCommerce group. Please explain to us the nature of his role in "overseeing" these groups, include the nature of any financial information provided by these groups that he reviews. Please also explain to us the nature of Mr. Hoffman's role in the budgeting process.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing